UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                           WASHINGTON, D.C. 20549


      DI VISION OF
   CORPORATI ON FI NANCE
                                                      October 24, 2019

Sing Wang
Chief Executive Officer
TKK Symphony Acquisition Corporation
c/o Texas Kang Kai Capital Management (Hong Kong) Limited
2039, 2/F United Center,
95 Queensway Admiralty, Hong Kong

RE:    TKK Symphony Acquisition Corporation
       Schedule TO-I filed October 17, 2019
       Filed by TKK Symphony Acquisition Corporation
       File No. 5-90609

Dear Mr. Wang:

        We have reviewed the above-captioned filing, and have the following comments. Where indicated, the Schedule TO should be amended in response to these comments. If you disagree, we will consider the explanation as to why a comment is inapplicable or a revision is not necessary. In some of our comments, we may ask for information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.

Offer to Purchase for Cash | Exhibit (a)(1)(a) to Schedule TO

1. Rule 13e-4(a)(3) defines "business day" to mean "any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight." The offer, however, expires at 5:00 p.m. on November 15, 2019. Given that
   November 11, 2019, is a federal holiday, the offer has not been scheduled to remain open for twenty business days as required. Please advise us, with a view toward revised disclosure, whether the offer will be extended in order to comply with Rules 13e-4(f)(1)(i) and 14e-1(a).

2. Rule 13e-4(e) requires dissemination to security holders of the information TKK is obligated to provide under Rule 13e-4(d)(1). At present, it appears that some of the required disclosures were only filed on EDGAR and not affirmatively disseminated to security holders. Please advise us, with a view toward revised disclosure within the Offer to
   Purchase, why the tabular presentation of the officers and directors of TKK, together with their address and telephone number, has been disclosed under Item 2 of Schedule TO.
 Sing Wang
TKK Symphony Acquisition Corp.
October 24, 2019
Page 2

3. Please refer to the following statement" "If you tender your ordinary shares in the Offer, you will not participate in the Business Combination with respect to such ordinary shares."
   Notwithstanding the reference to "such shares," please revise to clarify that participation in the tender offer with respect to some of the shares held, but not all, will not preclude participation in the Business Combination. Please make any conforming clarifications to the
   Q&A on page 12 titled, "What will happen if I do not tender my ordinary shares?"

4. Please refer to the following statement: "You should not assume that the information provided in this Offer is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of this Offer." Please revise to remove the implication that TKK is abdicating its responsibility to amend the Offer to Purchase to report material changes as required by Rule 13e-4(c)(3) and material facts under
Section 14(e).

Is there a limit on the total number of ordinary shares that may be tendered?, page 12

5. The disclosure indicates TKK "may not redeem [its] ordinary shares in an amount that would cause [its] net tangible assets to be less than $5,000,001 upon consummation of a Business
   Combination..." Advise us, with a view toward revised disclosure, whether or not this limitation is in conflict with the representation that TKK is offering to purchase up to
   25,000,000 of its Ordinary Shares. Given the Closing Condition in Section 8.1(i) of the
   Share Exchange Agreement regarding the continued NASDAQ listing, it also appears that another limitation may exist with respect to TKK's conditional undertaking to accept all
   25,000,000. Please revise this Q & A to discuss this second limitation, if true, and also make a corresponding amendment to the amount of Ordinary Shares sought to reflect the actual amount TKK is positioned to accept giving effect to these apparent and any other limitations.

6. To the extent the total amount of Ordinary Shares sought to be purchased is revised to a figure that represents less than all of the subject class, please revise to provide disclosure regarding pro ration in accordance with Rule 13e-4(f)(3).

7. If TKK believes its representation that it is seeking to buy all 25,000,000 Ordinary Shares as distinguished from a representation that the offer is open to all holders of the 25,000,000
   Ordinary Shares is accurate, please provide us with a legal analysis in support of TKK's conclusion offered in reply to Item 13 of Schedule TO that Rule 13e-3 is inapplicable.

Determination of Validity..., page 111

8. Multiple references have been made to TKK's decisions as being "final and binding." Please revise to expressly indicate that holders of Ordinary Shares may challenge TKK's determinations in a court of competent jurisdiction. In addition, please make conforming changes to the discussion of withdrawal rights beginning on page 111.
 Sing Wang
TKK Symphony Acquisition Corp.
October 24, 2019
Page 3

Conditions to the Offer, page 112
9. The conditions in this issuer tender offer may only be asserted or waived up until the time the tender offer expires. See Exchange Act Release No. 58597 (September 19,
2008). Please delete
   the representation that the conditions also may be asserted or waived "from time to time, subject to applicable law" as it suggests the conditions may be asserted after the date the offer expires.

10. The representation that the issuer's failure "at any time" to exercise any of the rights conferred by the conditions "shall not be deemed a waiver of any such right" suggests the issuer may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied yet the tender offer may proceed without making a disclosure. To the extent the issuer becomes aware of any offer condition becoming operative in a way that would enable it to terminate the offer or otherwise cancel its obligation to accept tenders, and the issuer elects to proceed with the offer anyway, we view that decision as being tantamount to a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 13e-4(c)(3). Please revise to qualify the existing disclosure by affirming TKK's understanding of it is obligation to disclose material changes.

Extension of the Offer; Termination; Amendment, page 114
11. TKK has expressly reserved the right to accept for payment "an additional amount of ordinary shares not to exceed 2% of our issued and outstanding ordinary shares without amending the Offer..." Please advise us, with a view toward deletion, how such an additional acquisition of Ordinary Shares would be possible given the stated willingness to otherwise redeem "up to 25,000,000" of the Ordinary Shares.

Post-Business Combination Beneficial Ownership, page 139
12. Given that Section 16 compliance will not be required following consummation due to the exemption in Exchange Act Rule 3a12-3, the discussion in this section presumably is limited to beneficial ownership within the meaning of Sections 13(d) and 13(g), as well as
    Regulation 13D-G. As such, the term "pecuniary interest" has no ascribed meaning in this context. Accordingly, please revise footnote number five to remove the reference to
    "pecuniary interest." Please also advise us of the basis upon which such a disclaimer may be used in this instance, or delete the reference. Please see Item 1011(c) of Regulation M-A and
    Rule 13e-4(j)(1)(ii). Refer also In re Coca Cola Co., Exchange Act Release No. 13,655 (June
    21, 1977); and In re Douglas Kass, Exchange Act Release No. 31,046 (August 17, 1992).
Exhibit 99(a)(5) | Press Release dated October 17, 2019
13. We have reviewed the press release, which communication appears to have been made out of an interest in complying with Rule 13e-4(e)(1)(iii). To the extent that the press release was intended to constitute a summary publication, please advise us how TKK complied with the
    Instruction to paragraph (e)(1) of Rule 13e-4. Alternatively, please advise us of the method upon which the issuer relied to fulfill its dissemination obligation under Rule 13e-4(e).
 Sing Wang
TKK Symphony Acquisition Corp.
October 24, 2019
Page 4

14. If the offer to purchase was disseminated pursuant to Rule
13e-4(e)(1)(iii), please be advised
    that the press release did not contain the disclosure required by Rule 13e-4(d)(3)(iv). Please advise us why this disclosure was not included. Alternatively, if the expiration date of the issuer tender offer is extended, please include the information required by Rule 13e-(d)(3)(iv)
    in that communication together with the information required by Rule 14e-1(d), or advise.

Item 12. Exhibits | Schedule TO

15. Information has been incorporated by reference in response to Item 10 of Schedule TO that has not been identified within the exhibit index appearing at page 7. In order to comply with
    General Instruction F of Schedule TO, and ensure liability under the applicable tender offer regulatory provisions of the information so incorporated, please revise the exhibit index to
    identify any periodic reports (or the discrete content of such reports so incorporated) upon which TKK has relied to satisfy its disclosure obligations. The reference made in Instruction
    F to "submitted" relates to the actual filing   or refiling   of the
periodic report or other filing
      as distinguished from the separate obligation to identify an informational source as an exhibit. Refer also to corresponding Item 1016(a)(5) of Regulation M-A.

Closing Comments

       Please be advised that the foregoing comments have been limited to the line items of
    Schedule TO and certain provisions within Regulation M-A, Rules 13e-4 and 14d-1 and
    Section 14(e). Our review of the disclosures filed under Schedule TO remains ongoing, especially with respect to the narrative disclosure primarily relating to the Business
    Combination and the associated financial statements. We anticipate having further comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-3266.


                                                        Sincerely,

                                                        /s/ Nicholas P. Panos

                                                        Nicholas P. Panos
                                                        Senior Special Counsel
                                                        Office of Mergers &
Acquisitions
 Sing Wang
TKK Symphony Acquisition Corp.
October 24, 2019
Page 5

cc: Douglas S. Ellenoff, Esq.
Stuart Neuhauser Esq.
Jeffrey W. Rubin, Esq.
Joshua N. Englard, Esq.